Exhibit 99.7

September 7, 2026

The Board of Directors

Xerox Holdings Corp.

401 Merritt 7

Norwalk, CT 06851

Dear Members of the Board:

Since we first wrote to you in May, we have increased our already significant investment in Xerox Holdings Corp. to a beneficial ownership of 7.34%, including stocks and options. This action solidifies our position as one of Xerox’s largest shareholders and demonstrates our deep conviction in the compelling opportunity we see to create meaningful value for shareholders.

We remain supportive of the efforts the Board and management team have taken to improve Xerox’s performance and believe the Company’s second quarter results demonstrate that solid progress is being made on every metric.

The operational turnaround is gaining traction, and both the top and bottom lines are growing. The Lexmark integration is well underway with synergy capture on track. Increased guidance shows management’s confidence in the business, and the Company has made notable headway deleveraging its balance sheet.

By every measure, the business has improved in the past four months. Despite all this progress, however, Xerox’s enterprise value, which has consistently failed to capture the Company’s potential, is even lower today than when we first made our position public.

Put plainly: Xerox remains misunderstood and undervalued by the market.

The Time to Act Is Now

As a committed, long-term investor in Xerox, we believe the time is right for the Board and management to take bold action and unlock the value of a hidden gem: Xerox Financial Services (XFS).

With the right strategy in place and proper execution, we estimate that, based on precedent transactions, the XFS business could be worth roughly $7.69 per share – more than double the current share price for the entire Company. 1

By our estimates, XFS, which finances customer equipment purchases, has an enterprise value of between $1.3 billion and $1.5 billion before a dollar of the core business is counted. But this considerable value is buried in the Company’s financial disclosures, relegated to the balance-sheet notes and folded into the “Print and Other” reporting segment, which obscures the income earned from fees, servicing, and renewals.1

We outline here a multi-step process that the Board and management should pursue to enable this hidden gem in Xerox’s portfolio to finally shine.

1 STARTEEPO’s estimate is based on Xerox’s publicly disclosed expectations for finance receivables at year-end 2026 and applies a valuation methodology consistent with Xerox’s own historical approach to valuing its financing business, including the methodology presented in Xerox’s December 2022 Investor Day materials for FITTLE, the predecessor branding of XFS. STARTEEPO then benchmarked this methodology against precedent equipment-finance transactions, as described in the presentation accompanying the letter and posted to STARTEEPO’s website. The resulting valuation represents STARTEEPO’s estimate and is not Company guidance.

Uncovering Value Through Increased Transparency for XFS

We believe Xerox first needs to help investors better understand and properly value XFS by providing greater detail regarding XFS, including its receivables, funding, spread, credit performance, and return on equity.

Xerox should also clearly communicate its strategy for the book no later than its third-quarter earnings, including perspective from the CEO and CFO on the current strategy for XFS, the expected trajectory of finance receivables, and the role of the business within Xerox. Greater clarity on these matters should help reduce the uncertainty discount the market applies to these assets. These steps can be taken immediately with no transaction or execution risk.

Exploring Strategic Alternatives to Identify the Best Path for XFS

Beyond greater transparency, the Board should hire financial advisors to undertake a formal strategic review of the XFS business, evaluating all available paths to unlock value. This structured process should be Board-led, with independent advice, defined criteria, and a clear timetable.

Options to consider include, but are not limited to, a joint venture, strategic capital partnership, alternative funding structures, partial monetization, or a sale of some or all of the business.

To be clear, we have no predetermined objective in mind, and neither should the Board. The goal of evaluating alternatives is to identify the structure that maximizes long-term shareholder value, and is tested on economics, execution risk, and customer impact. We believe it is urgent to address the future of XFS well in advance of the Company’s debt maturities approaching in 2028.

Transforming Captive Finance into an Industry Platform

We do believe that considerable precedent exists for an optimized capital structure, in which portfolio funding is shifted to third-party capital while Xerox retains origination, servicing, and customer relationships. Capital-light finance structures are an established practice, proven in multiple markets and industries by leading companies such as HP, General Electric, and Siemens.

Under such a model, Xerox would realize lower leverage, a stronger balance sheet, lower refinancing risk, and greater flexibility to act strategically without balance-sheet constraint. No longer a Xerox-focused captive finance business, an independently capitalized XFS could take on third-party portfolios and become the go-to financing platform for the wider workplace technology ecosystem.

A Clear Path to Greater Shareholder Value

While pursuing the steps we have outlined above, we encourage the Board and management team to exercise continued discipline around capital allocation and a sustained commitment to deleveraging, so that the progress already achieved is not undone.

We believe that continued deleveraging, increased transparency for XFS, and the development of a capital-light platform will together translate into higher equity value. Ultimately, we see a deleveraged and re-rated Xerox as better able to participate in industry consolidation and command a premium valuation.

We believe that, following the successful deleveraging of its balance sheet and re-rating, Xerox could be eventually worth up to $3.3 billion in equity value to potential suitors, representing more than $18 per share, should the Company choose to pursue additional strategic alternatives in the future.1

Our Commitment to Xerox

The steps we have proposed above are intended to complement – not replace – the strategy currently being executed by management. STARTEEPO is a committed shareholder with a long-term perspective. We believe that, as a Board, you can create considerable value for Xerox shareholders, and we stand ready to contribute constructively to the process of creating that value.

Additional details regarding our proposals and the value-creating opportunities we see for Xerox are available in the attached presentation. We look forward to speaking with you further about this in the weeks and months to come.

Sincerely,

Frantisek Bostl

Chairman of the Board

STARTEEPO SICAV a.s.